Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

06016676

SUPPL

SEC MAIL
RECEIVED
SEP 2006
WASH, D.C.
185

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 16-2006.

Yours sincerely,
Coloplast A/S

F Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

PROCESSED
SEP 1 1 2006
THOMSON
FINANCIAL

dw 9/8

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 16/2006
Humlebæk, 31 August 2006.

Change in Coloplast's management in Germany

It has been agreed with Bernd-Thomas Hohmann that he will leave his position as Senior Vice President for Germany and Head of Region Central Europe with immediate effect.

Kenneth Lynard, who is currently Director, Shared Service Centre, in Germany will be acting Senior Vice President in Germany until a new Senior Vice President and Head of Region Central Europe has been identified.

Sten Scheibye
President, CEO

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information:
Investors and analysts: IR manager Jørgen Fischer Ravn, phone + 45 4911 1308.
Media: Head of Media Relations Jens Tovborg Jensen, phone + 45 4911 1922.